UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: September 9, 2015	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Completion of issue of new H Shares

Reference is made to: (i) the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 27 July 2015 in relation to the proposed issue of new H Shares of the Company under general mandate (the “Announcement”); and (ii) the announcement of the Company dated 1 September 2015 in relation to the updated progress in relation to the proposed issue of new H Shares of the Company under general mandate. Terms used herein shall have the same meanings as ascribed to them in the Announcement.

On 21 July 2015, the Company received the Reply Concerning the Approval of the Additional Issue of Overseas Listed Foreign Shares by China Eastern Airlines Corporation Limited (Zheng Jian Xu Ke [2015] No. 1748) from China Securities Regulatory Commission, which granted the approval for the additional issue of not more than 838 million overseas listed foreign shares of the Company with a par value of RMB1 each.

On 27 July 2015, the Company entered into the conditional Subscription Agreement with Delta Air Lines, Inc. (“Delta”), pursuant to which Delta subscribed for 465,910,000 ordinary H Shares, newly issued, at a consideration of HK$3,488,895,000.

The Company is pleased to announce that on 8 September 2015, the issue of 465,910,000 ordinary H Shares with a par value of RMB1 each at an issue price of HK$7.49 per share by the Company was completed.

The shareholding structure before and immediately upon the completion of the Subscription is as follows:

Shareholders	Before Completion of Subscription		Upon Completion of Subscription
	Number of	Approximate	Number of	Approximate
	Shares	%	Shares	%

CEA Holding	5,530,240,000	43.64%	5,530,240,000	42.09%
	A Shares (2)		A Shares
	2,626,240,000	20.72%	2,626,240,000	19.99%
	H Shares (3)		H Shares

Li Yangmin	3,960 A Shares	0.000031%	3,960 A Shares	0.000030%

Delta (being a public	–	–	465,910,000	3.55%
shareholder)			H Shares

(Other) Public Shareholders	4,517,784,900	35.65%	4,517,784,900	34.38%

Total	12,674,268,860	100%	13,140,178,860	100%

Notes:

(1)	The percentages are subject to rounding difference, if any.

(2)	Among such 5,530,240,000 A Shares, 5,072,922,927 A Shares were directly held by CEA Holding; and 457,317,073 A Shares were directly held by 東航金控有限責任公司 (CES Finance Holding Co., Ltd), which in turn was 100% held by CEA Holding.

(3)	Such 2,626,240,000 H Shares were held by 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), which in turn was 100% held by CEA Holding.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the PRC

9 September 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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